ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 28, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
CIK No. 0001582616
SEC Comment Letter dated October 25, 2013

Attn:	Kamyar Daneshvar/Craig Slivka – Legal
Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit in electronic form for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 4 (“Amendment No. 4”) of the Registration Statement on Form S-1 of the Company, together with Exhibits, marked to indicate changes to Amendment No. 3 of the Registration Statement submitted to the Commission on October 24, 2013 (the “Registration Statement”).

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 25, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

Division of Corporation Finance

Securities and Exchange Commission

October 28, 2013

The Company has asked us to convey the following as its responses to the Staff:

Prior comment 2

1.	In regard to your response to prior comment 2, please address the following:

•	We note your response regarding the treatment of the accretion related to the units subject to a put request in the pro forma financial statements; however, our prior comment was meant to relate to the pro forma C corporation data on pages 16, F-4 and F-26. Please advise or revise.

•	We note your inclusion of a critical accounting policy related to “Members’ Equity Subject to Put Request” on page 57; however, due to the fact that “Monitoring Impairment in 2013” actually relates to the preceding critical accounting policy, it appears to us that the monitoring disclosures should follow that policy. Also, in light of the updated financial statements now presented, it appears to us these disclosures should be updated to indicate if you performed an impairment test prior to the fourth quarter of 2013.

Response to Comment 1:

The Company respectfully advises the Staff that, upon further review, the pro forma C corporation data on pages F-4 and F-26 has been removed. Management determined that any pro forma tax benefits associated with the net loss for the year ended December 31, 2012 would not have been more likely than not to be realized, and a valuation allowance would have been booked. Similarly, although there was income for the nine months ended September 30, 2013, management determined that deferred tax benefits would be used to offset the pro forma tax expense. Accordingly, the pro forma tax impact is zero for both periods.

Due to the significant changes in the capital structure that will occur because of the reorganization, the Company concluded that calculating a pro forma EPS measure based on the historical capital structure is not meaningful to investors. The Company concluded that calculating a pro forma EPS measure based on the post-reorganization capital structure would necessitate introducing adjustments that may not be in accordance with the guidance in Financial Reporting Manual section 3400. For example, pro forma net income (loss) would have to be adjusted for the net income (loss) attributable to noncontrolling interests that will result from the reorganization. For this reason, and that the pro forma tax impact is zero, the Company determined to remove the pro forma C corporation data.

In addition to removing the pro forma C corporation data, the Company has revised the Registration Statement as follows.

•	Page 16 of Amendment No. 4 revises the Registration Statement to reflect the pro forma data contained in the pro forma financial statements.

Division of Corporation Finance

Securities and Exchange Commission

October 28, 2013

•	Page 59 of Amendment No. 4 revises the Registration Statement to move the “Monitoring Impairment in 2013” to follow the related critical accounting policy entitled “Indefinite-Lived Intangible Assets and Goodwill.” Page 59 of Amendment No. 4 also revises the Registration Statement to update the “Monitoring Impairment in 2013” critical accounting policy to indicate that the Company determined at September 30, 2013 that no events or circumstances occurred that would indicate intangibles would have been impaired and the Company will perform its annual impairment test of indefinite-lived intangible assets and goodwill at December 31, 2013.

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Division of Corporation Finance

Securities and Exchange Commission

October 28, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:

Mark Buller

Leigh Ginter

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